UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

VMware, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

928563402

(CUSIP Number)

Fritz Meijaard	Dennis D. Powell
Managing Director	Executive Vice President, Chief Financial Officer
Cisco Systems International B.V.	Cisco Systems, Inc.
Haarlerbergpark	170 West Tasman Drive
Haarlerbergweg 13-19	San Jose, CA 95134
1101 CH Amsterdam	(408) 526-4000
The Netherlands
31 (0)20 357 1000

Copies to:

Daniel J. Winnike, Esq.

Fenwick & West LLP

801 California Street

Mountain View, CA 94041

(650) 988-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 928563402	Page 2 of 25 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Systems International B.V. (“CSIBV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 6,000,000(1)
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 6,000,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Shared with the other Reporting Persons (defined below) solely by virtue of the fact that CSIBV is a direct wholly owned subsidiary of Cisco Systems Netherlands Holdings B.V. and an indirect wholly owned subsidiary of each other Reporting Person.
*	Based on 75,120,000 shares of Class A Common Stock issued and outstanding on August 23, 2007, which is the number of shares of Class A Common Stock represented by the Issuer to be outstanding as of the completion of the Issuer’s initial public offering in its prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on August 15, 2007.

SCHEDULE 13D

CUSIP No. 928563402	Page 3 of 25 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Systems Netherlands Holdings B.V. (“CSNHBV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 6,000,000(1)
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 6,000,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Shared with the other Reporting Persons (defined below) solely by virtue of the fact that CSIBV, the record holder of these shares, is a direct wholly owned subsidiary of CSNHBV and an indirect wholly owned subsidiary of each other Reporting Person. CSNHBV disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
*	Based on 75,120,000 shares of Class A Common Stock issued and outstanding on August 23, 2007, which is the number of shares of Class A Common Stock represented by the Issuer to be outstanding as of the completion of the Issuer’s initial public offering in its prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on August 15, 2007.

SCHEDULE 13D

CUSIP No. 928563402	Page 4 of 25 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Systems Luxembourg S.a.r.l. (“CSLS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 6,000,000(1)
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 6,000,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Shared with the other Reporting Persons (defined below) solely by virtue of the fact that CSIBV, the record holder of these shares, is a direct wholly owned subsidiary of CSNHBV and an indirect wholly owned subsidiary of each other Reporting Person. CSLS disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
*	Based on 75,120,000 shares of Class A Common Stock issued and outstanding on August 23, 2007, which is the number of shares of Class A Common Stock represented by the Issuer to be outstanding as of the completion of the Issuer’s initial public offering in its prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on August 15, 2007.

SCHEDULE 13D

CUSIP No. 928563402	Page 5 of 25 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Systems Luxembourg International S.a.r.l. (“CSLIS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 6,000,000(1)
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 6,000,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Shared with the other Reporting Persons (defined below) solely by virtue of the fact that CSIBV, the record holder of these shares, is a direct wholly owned subsidiary of CSNHBV and an indirect wholly owned subsidiary of each other Reporting Person. CSLIS disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
*	Based on 75,120,000 shares of Class A Common Stock issued and outstanding on August 23, 2007, which is the number of shares of Class A Common Stock represented by the Issuer to be outstanding as of the completion of the Issuer’s initial public offering in its prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on August 15, 2007.

SCHEDULE 13D

CUSIP No. 928563402	Page 6 of 25 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Systems International S.a.r.l. (“CSIS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 6,000,000(1)
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 6,000,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Shared with the other Reporting Persons (defined below) solely by virtue of the fact that CSIBV, the record holder of these shares, is a direct wholly owned subsidiary of CSNHBV and an indirect wholly owned subsidiary of each other Reporting Person. CSIS disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
*	Based on 75,120,000 shares of Class A Common Stock issued and outstanding on August 23, 2007, which is the number of shares of Class A Common Stock represented by the Issuer to be outstanding as of the completion of the Issuer’s initial public offering in its prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on August 15, 2007.

SCHEDULE 13D

CUSIP No. 928563402	Page 7 of 25 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Systems (Bermuda) Limited (“CSBL”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 6,000,000(1)
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 6,000,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Shared with the other Reporting Persons (defined below) solely by virtue of the fact that CSIBV, the record holder of these shares, is a direct wholly owned subsidiary of CSNHBV and an indirect wholly owned subsidiary of each other Reporting Person. CSBL disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
*	Based on 75,120,000 shares of Class A Common Stock issued and outstanding on August 23, 2007, which is the number of shares of Class A Common Stock represented by the Issuer to be outstanding as of the completion of the Issuer’s initial public offering in its prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on August 15, 2007.

SCHEDULE 13D

CUSIP No. 928563402	Page 8 of 25 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Systems International Holdings Limited (“CSIHL”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 6,000,000(1)
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 6,000,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Shared with the other Reporting Persons (defined below) solely by virtue of the fact that CSIBV, the record holder of these shares, is a direct wholly owned subsidiary of CSNHBV and an indirect wholly owned subsidiary of each other Reporting Person. CSIHL disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
*	Based on 75,120,000 shares of Class A Common Stock issued and outstanding on August 23, 2007, which is the number of shares of Class A Common Stock represented by the Issuer to be outstanding as of the completion of the Issuer’s initial public offering in its prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on August 15, 2007.

SCHEDULE 13D

CUSIP No. 928563402	Page 9 of 25 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Technology, Inc. (“CTI”), I.R.S. Identification No. 77-0462351
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 6,000,000(1)
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 6,000,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Shared with the other Reporting Persons (defined below) solely by virtue of the fact that CSIBV, the record holder of these shares, is a direct wholly owned subsidiary of CSNHBV and an indirect wholly owned subsidiary of each other Reporting Person. CTI disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
*	Based on 75,120,000 shares of Class A Common Stock issued and outstanding on August 23, 2007, which is the number of shares of Class A Common Stock represented by the Issuer to be outstanding as of the completion of the Issuer’s initial public offering in its prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on August 15, 2007.

SCHEDULE 13D

CUSIP No. 928563402	Page 10 of 25 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Systems, Inc. (“Cisco”), I.R.S. Identification No. 77-0059951
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 6,000,000(1)
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 6,000,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Shared with the other Reporting Persons (defined below) solely by virtue of the fact that CSIBV, the record holder of these shares, is a direct wholly owned subsidiary of CSNHBV and an indirect wholly owned subsidiary of each other Reporting Person. Cisco disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
*	Based on 75,120,000 shares of Class A Common Stock issued and outstanding on August 23, 2007, which is the number of shares of Class A Common Stock represented by the Issuer to be outstanding as of the completion of the Issuer’s initial public offering in its prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on August 15, 2007.

SCHEDULE 13D

CUSIP No. 928563402	Page 11 of 25 Pages

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule relates is Class A Common Stock, par value $0.01 per share (the “Common Stock”), of VMware, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3401 Hillview Avenue, Palo Alto, CA 94304.

Item 2.	Identity and Background.

(a) – (c) and (f)

This Schedule is filed jointly by (i) Cisco Systems International B.V. (“CSIBV”), a Netherlands private limited liability company and wholly owned subsidiary of Cisco Systems Netherlands Holdings B.V. (“CSNHBV”); (ii) CSNHBV, a Netherlands private limited liability company and wholly owned subsidiary of Cisco Systems Luxembourg S.a.r.l. (“CSLS”); (iii) CSLS, a Luxembourg private limited company and wholly owned subsidiary of Cisco Systems Luxembourg International S.a.r.l. (“CSLIS”); (iv) CSLIS, a Luxembourg private limited company and wholly owned subsidiary of Cisco Systems International S.a.r.l. (“CSIS”); (v) CSIS, a Switzerland limited liability company and wholly owned subsidiary of Cisco Systems (Bermuda) Limited (“CSBL”); (vi) CSBL, a Bermuda company limited by shares and wholly owned subsidiary of Cisco Systems International Holdings Limited (“CSIHL”); (vii) CSIHL, a Bermuda company limited by shares and wholly owned subsidiary of Cisco Technology, Inc. (“CTI”); (viii) CTI, a California corporation and wholly owned subsidiary of Cisco Systems, Inc. (“Cisco”); and (ix) Cisco, a California corporation (each a “Reporting Person” and collectively, the “Reporting Persons”). The agreement between the Reporting Persons relating to the joint filing of this Schedule is attached as Exhibit A hereto.

CSIBV manufactures and provides hardware, software and support services for end-to-end networking solutions. CSNHBV is engaged primarily in investment activity. CSLS provides marketing support and customer service support services for Cisco products. CSLIS holds investments in Luxembourg and foreign companies and administers, controls and develops its investment portfolio. CSIS licenses intellectual property and engages in manufacturing, research and development activities. CSBL is engaged primarily in investment activity. CSIHL is engaged primarily in investment activity. CTI owns and licenses intellectual property and engages in research and development activities. Cisco manufactures and sells networking and communications products and provides services associated with that equipment and its use. The address of CSIBV’s and CSNHBV’s principal executive offices is Haarlerbergpark, Haarlerbergweg 13-19, 1101 CH Amsterdam, The Netherlands. The address of CSLS’s principal executive offices is Avenue JF Kennedy 46A, 4th Floor, Luxembourg, Luxembourg L-1855. The address of CSLIS’s registered office is 8-10, rue Mathias Hardt, L-1717 Luxembourg, Luxembourg. The address of CSIS’s principal executive offices is Avenue des Uttins, CH-1180 Rolle, Switzerland. The address of CSBL’s and CSIHL’s registered offices is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The address of CTI’s and Cisco’s principal executive offices is 170 West Tasman Drive, San Jose, California 95134.

SCHEDULE 13D

CUSIP No. 928563402	Page 12 of 25 Pages

Set forth on Schedule A is the name, the principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of CSIBV, CSNHBV, CSLS, CSLIS, CSIS, CSBL, CSIHL, CTI and Cisco as of the date hereof. To each Reporting Person’s knowledge, each of said individuals is a citizen of the United States, except as otherwise indicated on Schedule A.

(d)	During the last five years, neither any Reporting Person nor, to each Reporting Person’s knowledge, any person named on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither any Reporting Person nor, to each Reporting Person’s knowledge, any person named on Schedule A attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 23, 2007, CSIBV acquired 6,000,000 shares of Common Stock (the “Shares”) at a price of $25.00 per share for an aggregate purchase price of $150,000,000 (the “Purchase Price”), pursuant to the Acquisition Agreement described in Item 4. The funds for the purchase were obtained from CSIBV’s working capital. In connection with and in satisfaction of a closing condition of the Acquisition Agreement, Cisco and the Issuer entered into an Investor Rights Agreement, dated July 26, 2007 (the “Rights Agreement”), which rights and obligations under the Rights Agreement were assigned to CSIBV prior to the acquisition of the Shares.

The descriptions of the Acquisition Agreement and Rights Agreement in Item 4 are incorporated herein by reference.

Item 4.	Purpose of Transaction.

On July 26, 2007, in connection with entering into a commercial arrangement between Cisco and the Issuer, Cisco, the Issuer and EMC Corporation entered into a Class A Common Stock Purchase Agreement (the “Acquisition Agreement”), pursuant to which Cisco agreed to buy and EMC Corporation agreed to sell the Shares, provided that certain conditions were met including that Cisco and the Issuer enter into the Rights Agreement. The purchase of the Shares was intended to strengthen intercompany collaboration and contribute to other commercial goals of Cisco and the Issuer. Prior to the acquisition of the Shares, Cisco assigned all of its rights and obligations under the Acquisition Agreement to CSIBV. On August 23, 2007, all of the closing conditions of the Acquisition Agreement had been satisfied and CSIBV acquired the Shares against payment of the Purchase Price.

As provided in the Rights Agreement, CSIBV has registration rights for the Shares and the Issuer is obligated to pay reasonable registration expenses. The Rights Agreement provides that the Shares may not be transferred until August 23, 2008, except to Cisco’s Affiliates (as defined in the Rights Agreement).

The Issuer has also agreed to consider the appointment of a Cisco executive to its board of directors at a future date.

SCHEDULE 13D

CUSIP No. 928563402	Page 13 of 25 Pages

Except as set forth herein, none of the Reporting Persons nor, to the best of their knowledge, any of their executive officers, directors or controlling persons, has any current plan or proposal which relates to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, each of the Reporting Persons may decide to change its investment intent with respect to the Issuer at any time in the future. In reaching any conclusion as to its future course of action, each Reporting Person will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to such Reporting Person, developments with respect to the business of such Reporting Person, and general economic and stock market conditions, including, but not limited to, the market price of the Shares. Each Reporting Person reserves the right, based on all relevant factors, to acquire additional shares of the Common Stock in the open market, from the Issuer or in privately negotiated transactions, to dispose of all or a portion of the Shares it holds, or to change its intention with respect to any or all of the matters referred to in this Item.

The foregoing summary descriptions of the Acquisition Agreement and the Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such documents, each of which is filed as an Exhibit to this Schedule and is hereby incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

CSIBV holds of record and beneficially owns the Shares, and the other Reporting Persons each may be deemed to beneficially own the Shares. In addition, the Reporting Persons each may be deemed to have shared voting and dispositive power with respect to the Shares. The approximate percentage of the Shares reported as beneficially owned by the Reporting Persons as of August 23, 2007 were each 8.0% of the class, based on 75,120,000 shares of Class A Common Stock issued and outstanding on August 23, 2007, which is the number of shares of Class A Common Stock represented by the Issuer to be outstanding as of the completion of the Issuer’s initial public offering in its prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on August 15, 2007 (the “Final Prospectus”).

SCHEDULE 13D

CUSIP No. 928563402	Page 14 of 25 Pages

Each Reporting Person other than CSIBV disclaims beneficial ownership of these securities pursuant to Rule 13d-4.

Except as provided in Schedule A to this Schedule, to each Reporting Person’s knowledge, none of the Shares are beneficially owned by any of the persons identified in Schedule A. Each of the persons identified in Schedule A, as a director and/or executive officer of the Reporting Person(s) with respect to which they are listed, may be deemed to share beneficial ownership of any Shares that the Reporting Person(s) with respect to which they are listed may beneficially own or may be deemed to beneficially own, but disclaims beneficial ownership of these securities pursuant to Rule 13d-4.

(c)	Except as described in Item 4 hereof, the Reporting Persons have not effected any other transaction in the Common Stock during the past 60 days, and, to each Reporting Person’s knowledge, none of the persons named under Item 2 (including Schedule A incorporated by reference therein) has effected transactions in the Common Stock during the past 60 days.

(d)	To each Reporting Person’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by any of the Reporting Persons as of the date hereof.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as provided below and in Items 3, 4 and 5 hereof, as qualified by reference to documents filed as exhibits of this Schedule, to each Reporting Person’s knowledge there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any person or entity referred to in Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. As required by the Rights Agreement, CSIBV has also entered into a standard lock-up agreement with the underwriters of the Issuer’s initial public offering. The fifth and sixth full paragraphs under the heading “Underwriting” on pages 132 and 133 of the Final Prospectus are incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits.

The following documents are incorporated by reference as exhibits:

Exhibit	Title
A	Joint Filing Agreement dated October 15, 2007 among the Reporting Persons.

SCHEDULE 13D

CUSIP No. 928563402	Page 15 of 25 Pages

B	Class A Common Stock Purchase Agreement by and among Cisco Systems, Inc., VMware, Inc. and EMC Corporation, dated as of July 26, 2007 (filed as Exhibit 10.21 to Amendment No. 4 to the Issuer’s Registration Statement on Form S-1 (file no. 333-142368) filed with the Commission on July 27, 2007, and incorporated herein by reference).

C	Investor Rights Agreement by and between Cisco Systems, Inc. and VMware, Inc., dated as of July 26, 2007 (filed as Exhibit 10.22 to Amendment No. 4 to the Issuer’s Registration Statement on Form S-1 (file no. 333-142368) filed with the Commission on July 27, 2007, and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2007	CISCO SYSTEMS INTERNATIONAL B.V.

	By:	/s/ Fritz Meijaard
Fritz Meijaard
Managing Director

Dated: October 15, 2007	CISCO SYSTEMS NETHERLANDS HOLDINGS B.V.

	By:	/s/ Fritz Meijaard
Fritz Meijaard
Managing Director

Dated: October 15, 2007	CISCO SYSTEMS LUXEMBOURG S.A.R.L.

	By:	/s/ Evan Sloves
Evan Sloves
Manager

Dated: October 15, 2007	CISCO SYSTEMS LUXEMBOURG INTERNATIONAL S.A.R.L.

	By:	/s/ Evan Sloves
Evan Sloves
Manager

Dated: October 15, 2007	CISCO SYSTEMS INTERNATIONAL S.A.R.L.

	By:	/s/ Catherine Littrell
Catherine Littrell
Manager

Dated: October 15, 2007	CISCO SYSTEMS (BERMUDA) LIMITED

	By:	/s/ Catherine Littrell
Catherine Littrell
President and Director

Dated: October 15, 2007	CISCO SYSTEMS INTERNATIONAL HOLDINGS LIMITED

	By:	/s/ Catherine Littrell
Catherine Littrell
President and Director

Dated: October 15, 2007	CISCO TECHNOLOGY, INC.

	By:	/s/ Dennis D. Powell
Dennis D. Powell
Chief Financial Officer and Treasurer

Dated: October 15, 2007	CISCO SYSTEMS, INC.

	By:	/s/ Dennis D. Powell
Dennis D. Powell
Executive Vice President, Chief Financial Officer

Schedule A

Directors and Executive Officers of

the Reporting Persons

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Cisco Systems International B.V. as of the date hereof. Except as indicated below, the business address of each person is c/o Cisco Systems International B.V., Haarlerbergpark, Haarlerbergweg 13-19, 1101 CH Amsterdam, The Netherlands.

CISCO SYSTEMS INTERNATIONAL B.V.

DIRECTORS AND EXECUTIVE OFFICERS

Ulrika Carlsson, Managing Director	Edwin Paalvast, Managing Director
(Citizen of Sweden and The Netherlands)	(Citizen of The Netherlands)
Director, Finance, Cisco Systems International B.V.	Vice President, Customer Advocacy, Cisco Systems International B.V.

Coks Stoffer, Managing Director
Jose van Dijk, Managing Director	(Citizen of The Netherlands)
(Citizen of The Netherlands)	General Manager, Cisco Systems International B.V.
Director, Customer Services, Cisco Systems International B.V.

Fritz Meijaard, Managing Director
(Citizen of The Netherlands)
Director, Finance, Cisco Systems International B.V.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Cisco Systems Netherlands Holdings B.V. as of the date hereof. Except as indicated below, the business address of each person is c/o Cisco Systems International B.V., Haarlerbergpark, Haarlerbergweg 13-19, 1101 CH Amsterdam, The Netherlands.

CISCO SYSTEMS NETHERLANDS HOLDINGS B.V.

DIRECTORS AND EXECUTIVE OFFICERS

Ulrika Carlsson, Managing Director	Fritz Meijaard, Managing Director
(Citizen of Sweden and The Netherlands)	(Citizen of The Netherlands)
Director, Finance, Cisco Systems International B.V.	Director, Finance, Cisco Systems International B.V.

Jose van Dijk, Managing Director	Coks Stoffer, Managing Director
(Citizen of The Netherlands)	(Citizen of The Netherlands)
Director, Customer Services, Cisco Systems International B.V.	General Manager, Cisco Systems International B.V.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Cisco Systems Luxembourg S.a.r.l. as of the date hereof. Except as indicated below, the business address of each person is c/o Cisco Systems Luxembourg S.a.r.l., Avenue JF Kennedy 46A, 4th Floor, Luxembourg, Luxembourg, L-1855.

CISCO SYSTEMS LUXEMBOURG S.A.R.L.

DIRECTORS AND EXECUTIVE OFFICERS

Graham Allan, Manager	Evan Sloves, Manager
(Citizen of the United Kingdom)	Senior Director, Legal Services, Cisco Systems, Inc.
Vice President, Law and Deputy General Counsel, Cisco Systems, Inc.	c/o Cisco Systems, Inc.
c/o Cisco Systems, Inc.	170 West Tasman Drive
170 West Tasman Drive	San Jose, California 95134-1706
San Jose, CA 95134-1706

Mark T. Gorman, Manager
Senior Director, Legal Services, Cisco Systems, Inc.
c/o Cisco Systems, Inc.
170 West Tasman Drive
San Jose, California 95134-1706

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Cisco Systems Luxembourg International S.a.r.l. as of the date hereof. Except as indicated below, the business address of each person is c/o Cisco Systems Luxembourg International S.a.r.l., 8-10, rue Mathias Hardt, L-1717 Luxembourg.

CISCO SYSTEMS LUXEMBOURG INTERNATIONAL S.A.R.L.

DIRECTORS AND EXECUTIVE OFFICERS

Graham Allan, Manager	Evan Sloves, Manager
(Citizen of the United Kingdom)	Senior Director, Legal Services, Cisco Systems, Inc.
Vice President, Law and Deputy General Counsel,	c/o Cisco Systems, Inc.
Cisco Systems, Inc.	170 West Tasman Drive
c/o Cisco Systems, Inc.	San Jose, California 95134-1706
170 West Tasman Drive
San Jose, CA 95134-1706

Mark T. Gorman, Manager
Senior Director, Legal Services, Cisco Systems, Inc.
c/o Cisco Systems, Inc.
170 West Tasman Drive
San Jose, California 95134-1706

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Cisco Systems International S.a.r.l. as of the date hereof. Except as indicated below, the business address of each person is c/o Cisco Systems International S.a.r.l., Avenue des Uttins, CH-1180 Rolle, Switzerland.

CISCO SYSTEMS INTERNATIONAL S.A.R.L.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Paul Kurth, Manager	Lynn Miller, Manager
(Citizen of the United Kingdom)	Director, Technical Services, Cisco Systems
Manager, Manufacturing Operations, CiscoSystems	International S.a.r.l.
International S.a.r.l.

Eamann O’Callaghan, Manager
Catherine Littrell, Manager	(Citizen of Ireland)
Senior Director, Finance, Cisco Systems International S.a.r.l.	Manager, Tax, Cisco Systems International S.a.r.l.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Cisco Systems (Bermuda) Limited as of the date hereof. Except as indicated below, the business address of each person is c/o Cisco Systems (Bermuda) Limited, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, except that the business address of Mr. Collis and Ms. Ferguson is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

CISCO SYSTEMS (BERMUDA) LIMITED

DIRECTORS AND EXECUTIVE OFFICERS

Ulrika Carlsson, Treasurer
(Citizen of Sweden and The Netherlands)	Paul Kurth, Vice President and Director
Director, Finance, Cisco Systems International B.V.	(Citizen of the United Kingdom)
c/o Cisco Systems International B.V.	Manager, Manufacturing Operations, Cisco Systems
Haarlerbergpark	International S.a.r.l
Haarlebergweg 13-19	c/o Cisco Systems International S.a.r.l., Avenue des
1101 CH Amsterdam	Uttins, CH-1180 Rolle, Switzerland
The Netherlands
Eamann O’Callaghan, Vice President and Director
Graham B. R. Collis, Resident Representative	(Citizen of Ireland)
(Citizen of the United Kingdom)	Manager, Tax, Cisco Systems International S.a.r.l.
Attorney, Conyers Dill & Pearman	c/o Cisco Systems International S.a.r.l., Avenue des
Uttins, CH-1180 Rolle, Switzerland
Dawna Ferguson, Secretary
(Citizen of Canada)	Grahame Weeks, Alternate Director
Corporate Manager, Codan Services Limited	(Citizen of Australia)
Controller, Cisco Systems International S.a.r.l.
Catherine Littrell, President and Director	c/o Cisco Systems International S.a.r.l., Avenue des
Senior Director, Finance, Cisco Systems International S.a.r.l.	Uttins, CH-1180 Rolle, Switzerland
c/o Cisco Systems International S.a.r.l., Avenue des
Uttins, CH-1180 Rolle, Switzerland

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Cisco Systems International Holdings Limited as of the date hereof. Except as indicated below, the business address of each person is c/o Cisco Systems International Holdings Limited, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, except that the business address of Mr. Collis and Ms. Ferguson is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

CISCO SYSTEMS INTERNATIONAL HOLDINGS LIMITED

DIRECTORS AND EXECUTIVE OFFICERS

Graham B. R. Collis, Resident Representative	Paul Kurth, Vice President and Director
(Citizen of the United Kingdom)	(Citizen of the United Kingdom)
Attorney, Conyers Dill & Pearman	Manager, Manufacturing Operations, Cisco Systems International S.a.r.l
c/o Cisco Systems International S.a.r.l., Avenue des
Uttins, CH-1180 Rolle, Switzerland
Dawna Ferguson, Secretary
(Citizen of Canada)	Lynn Miller, Director
Corporate Manager, Codan Services Limited	Director, Technical Services, Cisco Systems International S.a.r.l.
c/o Cisco Systems International S.a.r.l., Avenue des
Jill Franze, Alternate Director	Uttins, CH-1180 Rolle, Switzerland
Manager, Tax , Cisco Systems International S.a.r.l
c/o Cisco Systems International S.a.r.l., Avenue des	Eamann O’Callaghan, Vice President and Director
Uttins, CH-1180 Rolle, Switzerland	(Citizen of Ireland)
Manager, Tax, Cisco Systems International S.a.r.l.
Catherine Littrell, President and Director	c/o Cisco Systems International S.a.r.l., Avenue des
Senior Director, Finance, Cisco Systems	Uttins, CH-1180 Rolle, Switzerland
International S.a.r.l.
c/o Cisco Systems International S.a.r.l., Avenue des	Grahame Weeks, Alternate Director
Uttins, CH-1180 Rolle, Switzerland	(Citizen of Australia)
Controller, Cisco Systems International S.a.r.l.
c/o Cisco Systems International S.a.r.l., Avenue des
Uttins, CH-1180 Rolle, Switzerland

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Cisco Technology, Inc. as of the date hereof. Except as indicated below, the business address of each person is c/o Cisco Technology, Inc., 170 West Tasman Drive, San Jose, California 95134-1706.

CISCO TECHNOLOGY, INC.

DIRECTORS AND EXECUTIVE OFFICERS

Mark Chandler, Director

Senior Vice President, Legal Services, General Counsel and Secretary, Cisco Systems, Inc.

Van Dang, Director

Vice President, Law and Deputy General Counsel,

Cisco Systems, Inc.

Charles H. Giancarlo, Vice President

Executive Vice President, Chief Development Officer,

Cisco Systems, Inc.

David K. Holland, Secretary

Senior Vice President, Treasurer, Cisco Systems, Inc.

Robert Johnson, Vice President

Vice President, Global Taxation, Cisco Systems, Inc.

Dennis D. Powell, CFO & Treasurer

Executive Vice President, Chief Financial Officer,

Cisco Systems, Inc.

Daniel Scheinman, President & CEO

Senior Vice President, Media Solutions Group,

Cisco Systems, Inc.

Evan B. Sloves, Director

Senior Director, Legal Services, Cisco Systems, Inc.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Cisco Systems, Inc. as of the date hereof. Except as indicated below, the business address of each person is c/o Cisco Systems, Inc., 170 West Tasman Drive, San Jose, California 95134-1706.

CISCO SYSTEMS, INC.

BOARD OF DIRECTORS

Carol A. Bartz

Executive Chairman of the Board,

Autodesk, Inc.

111 McInnis Parkway

San Rafael, California 94903

M. Michele Burns

Chairman and Chief Executive Officer,

Mercer LLC

1166 Avenue of the Americas

New York, New York 10036-2774

Michael D. Capellas

Chairman and Chief Executive Officer,

First Data Corporation

6200 South Quebec Street,

Greenwood Village, Colorado 80111

John L. Hennessy

President, Stanford University

Stanford University

Stanford, California 94305

Richard M. Kovacevich

Chairman, Wells Fargo & Company

420 Montgomery Street

San Francisco, California 94163

Roderick C. McGeary

Chairman of the Board,

BearingPoint, Inc.

1676 International Drive

McLean, Virginia 22102

Larry R. Carter	Michael K. Powell
Senior Vice President, Office of the President,	Senior Advisor, Providence Equity Partners, Inc.
Cisco Systems, Inc.	and Chairman of the MK Powell Group
1225 19th Street, N.W.
Washington, DC 20036
John T. Chambers	Steven M. West
Chairman and Chief Executive Officer,	Founder and Partner,
Cisco Systems, Inc.	Emerging Company Partners LLC
551 Lantern Court
Incline Village, NV 89451
Brian L. Halla	Jerry Yang
Chairman and Chief Executive Officer,	Chief Executive Officer,
National Semiconductor Corporation	Yahoo! Inc.
2900 Semiconductor Drive	701 First Avenue
Santa Clara, California 95052-8090	Sunnyvale, California 94089

EXECUTIVE OFFICERS

Name	Title
Susan L. Bostrom	Executive Vice President, Chief Marketing Officer, Global Policy and Government Affairs

Larry R. Carter	Senior Vice President, Office of the President

Jonathan Chadwick (Citizen of the United Kingdom)	Senior Vice President, Corporate Controller and Principal Accounting Officer

John T. Chambers	Chairman and Chief Executive Officer

Mark Chandler	Senior Vice President, Legal Services, General Counsel and Secretary

Wim Elfrink (Citizen of the Netherlands)	Executive Vice President, Customer Advocacy and Chief Globalization Officer

Charles H. Giancarlo	Executive Vice President, Chief Development Officer

Richard J. Justice	Executive Vice President, Worldwide Operations and Business Development

Randy Pond	Executive Vice President, Operations, Systems and Processes

Dennis D. Powell	Executive Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit	Title
A	Joint Filing Agreement dated October 15, 2007 among the Reporting Persons.

B	Class A Common Stock Purchase Agreement by and among Cisco Systems, Inc., VMware, Inc. and EMC Corporation, dated as of July 26, 2007 (filed as Exhibit 10.21 to Amendment No. 4 to the Issuer’s Registration Statement on Form S-1 (file no. 333-142368) filed with the Commission on July 27, 2007, and incorporated herein by reference).

C	Investor Rights Agreement by and between Cisco Systems, Inc. and VMware, Inc., dated as of July 26, 2007 (filed as Exhibit 10.22 to Amendment No. 4 to the Issuer’s Registration Statement on Form S-1 (file no. 333-142368) filed with the Commission on July 27, 2007, and incorporated herein by reference).